Exhibit (d)(6)

James M. Sullivan

Executive Vice President and
Chief Financial Officer

Solutia Inc.

575 Maryville Centre Drive

St. Louis, Missouri 63141, USA

Tel: +1.314.674.7734

Fax: +1.314.674.8425

Email:  jmsull@solutia.com www.solutia.com

Private and Confidential

June 26, 2011

Dennis Capovilla

President & Chief Executive Officer

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, CA 94303

Dear Dennis:

On behalf of Solutia Inc. (“Solutia”) and its Performance Films management team, I would like to thank you for the opportunity to explore a potential transaction (the “Transaction”) with Southwall Technologies Inc. (“Southwall” or the “Company”). We appreciate the continued efforts and cooperation of Southwall’s management team in helping us conduct our business and financial review.

Based on our review of publicly available information, the most recent financial information you have provided to us, and our meetings with management, we are pleased to present you with this non-binding indication of interest with respect to the acquisition of the Company (the “Offer”), which provides significant value for the Company’s stockholders.

1. Purchase Price

We expect to be able to offer to acquire 100% of the Outstanding Capital Stock of Southwall in cash for $115.693 million (the “Purchase Price”). Attached is a schedule that calculates the enterprise value and per share amount that is implied from the Purchase Price. This schedule is identical to that which was reviewed on a telephone conference between Solutia, Southwall and its representatives on June 16, 2011, but updated for current debt, cash and share information as provided by Needham & Company to Moelis & Company following the call. Furthermore, after taking into consideration Southwall’s position, the Purchase Price also assumes that we will bear Southwall’s actual third-party costs that are required to be paid in connection with a Transaction, but as discussed between the parties we will require a $1.5 million cap, which cap will be addressed in the purchase agreement to our satisfaction.

For the purposes of this proposal, “Outstanding Capital Stock” of the Company shall include any options, warrants and similar rights, all of which will be terminated at the closing.

Our proposed Purchase Price assumes that Southwall will be able to achieve the revenue and cost projections discussed in the meeting on November 19, 2010 and provided to us on December 3, 2010. In addition, the Purchase Price assumes that, between today and the Transaction closing, the Company makes no dividends, shareholder distributions or share repurchases. Additionally, the Purchase Price assumes that Southwall has and will have a normal level of working capital and that since September 30, 2010, any cash expenditures have been used to invest in the business consistent with the strategic plans of the Company or to retire normal course liabilities. We understand from the Company that this is the case and we will confirm this through the due diligence process. We also expect that this will be true until the Transaction closing. The Purchase Price remains subject to adjustment based on any material factors that may arise during the course of completing our due diligence.

2. Financing

Solutia or one of its wholly owned subsidiaries would consummate the Transaction using existing cash on hand or availability under its credit facilities. Solutia trades on the New York Stock Exchange under the ticker symbol SOA and has a current market capitalization of approximately $2.7 billion. Our Offer is not contingent on being able to raise any additional financing.

3. Required Approvals

The Offer is subject to, among other conditions: (i) the negotiation and execution of definitive documentation in a form acceptable to us; (ii) satisfactory completion of our due diligence review of the Company; (iii) the approval of the Transaction by our respective boards of directors; and (iv) receipt of any necessary consents and regulatory and/or governmental approvals.

4. Due Diligence Requirements

The Offer is subject to a customary due diligence review of Southwall by Solutia. We would expect access to all relevant documentation, information and data as is customary for this type of transaction, including but not limited to the relevant financial, legal, human resources, environmental, intellectual property, commercial, compliance, product/technical, customer, quality, the detailed cost structure of each division, supply chain and tax matters related to the Company. We would also expect to meet with key individuals at the Company responsible for operations, production, engineering, technology and sales and marketing. Furthermore, we would also expect to conduct site visits and customer and vendor discussions and complete an environmental assessment of the Company’s sites. We would conduct our due diligence review in the most efficient and considerate method possible to limit disruption to your business and to preserve the confidentiality of these matters.

5. Timing

Solutia is prepared and willing to commit all of the required resources to negotiate and execute a Transaction on an accelerated basis. Given adequate cooperation from all parties involved in the process and assuming that full due diligence information can be provided expeditiously and subject to the approvals described above, Solutia believes that it can complete due diligence and sign definitive documentation in as little as 30 to 45 days.

6. Exclusivity

In consideration for the time, expense and efforts Solutia expects to expend in negotiating this Transaction and conducting its due diligence review of Southwall, upon Southwall’s countersignature to this letter and delivery of this letter to Solutia (the “Start Date”), Southwall agrees that, from the Start Date until 11:59 p.m., California time, on the forty-fifth (45th) calendar day following the Start Date (the “Restriction Period”); provided, however, that, for purposes of determining the Restriction Period, if Southwall and Solutia remain in negotiations of the Transaction as of the last business day prior to any then scheduled expiration of the Restriction Period (including after giving effect to any of the successive extensions contemplated by this proviso), the Restriction Period shall be automatically extended for one (1) additional business day; provided further however, that the Restriction Period shall not extend later than the sixtieth (60th) calendar day following the Start Date, during such period Southwall shall not, and shall ensure that none of its affiliates nor any of its or their respective officers, directors, employees, partners, managers, representatives, agents or advisors (“Representatives”) shall, directly or indirectly, (i) seek, initiate, encourage or otherwise solicit interest from any person or entity other than Solutia regarding any sale of any capital stock or material assets of Southwall or any of its subsidiaries or any other business combination transaction involving Southwall or any of its subsidiaries or any right to enter into any such sale or business combination transaction (a “Competing Transaction”), (ii) commence, continue or engage in negotiations or discussions with, respond to proposals or inquiries or requests for non-public information relating to

Southwall from, or furnish any non-public information relating to Southwall to, any person or entity other than Solutia regarding any Competing Transaction (any such proposal or inquiry or any such request for non-public information, a “Competing Proposal”), or (iii) enter into any agreement with any person or entity other than Solutia providing for, or otherwise consummate, any Competing Transaction. Southwall shall advise Solutia of the receipt of any Competing Proposal during the Restriction Period within one (1) day of the receipt thereof by Southwall or any of its Representatives. Unless required by applicable law, rule, regulations, judicial process or any rule of any securities exchange, from the date upon which Southwall executes and delivers the countersignature to this letter until the first (1st) anniversary thereof, Southwall shall not, and shall ensure that none of its Representatives shall, disclose to any person or entity, other than its Representatives, (i) the fact that information has been requested by Solutia or is being or has been made available to Solutia or that Solutia has inspected any portion of such information, (ii) the fact that discussions or negotiations are taking place or have taken place concerning the Transaction between Solutia and Southwall, or (iii) any of the terms, conditions or other facts with respect to any such Transaction, including the status thereof or the existence or terms of this letter.

7. Disclosure Agreement Extension; Standstill

Reference is made to the Disclosure Agreement, with an effective date of November 18, 2010, as amended (the “Disclosure Agreement”), by and between Solutia and Southwall. Upon Southwall’s countersignature to this letter and delivery of this letter to Solutia in accordance with the first paragraph of Paragraph 10, Southwall and Solutia agree that the Disclosure Agreement shall be amended as follows: (x) the date “March 31, 2011” set forth in Paragraph 3 of the Disclosure Agreement shall be amended and restated in its entirety to read “March 31, 2012,” and (y) the phrase “Two (2) years from the date hereof’ set forth in Paragraph 4 of the Disclosure Agreement shall be amended and restated in its entirety to read “on June 1, 2013”. Except as expressly amended hereby, the Disclosure Agreement and all the terms, conditions, limitations and provisions thereof shall remain in full force and effect. This letter is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Disclosure Agreement or any of the documents referred to therein.

In addition, except as specifically contemplated by this letter, from the date of Southwall’s countersignature to this letter and delivery thereof in accordance with the first paragraph of Paragraph 10 until the one (1) year anniversary of the date hereof, except with the consent of the Company or as otherwise invited by the Company, neither Solutia nor any of its subsidiaries shall:

(i)

directly or indirectly, acquire, offer to acquire, agree to acquire, or obtain any rights, direct or indirect, to acquire in the aggregate more than 4.9% of the outstanding shares of common stock of the Company (the “Company Common Stock”), by purchase or otherwise;

(ii)

(A) offer to enter into or commence any tender or exchange offer, merger or other business combination with respect to the Company or any of its subsidiaries; (B) offer to enter into any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (C) make or participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its subsidiaries;

(iii)	form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the activities described in this Paragraph 7;
(iv)

otherwise act, alone or in concert with others, to seek to control the Board of Directors of the Company or seek the removal of any member of the Board of Directors of the Company or seek to elect or place a representative on the Board of Directors of the Company; or

(v)	take any action which it has determined would reasonably be expected to require the Company to make a public announcement regarding the matters set forth in (a)(i) above under applicable law.

Notwithstanding the foregoing, this letter shall not prevent Solutia or any of its subsidiaries from making non-public proposals to the Company or its Board of Directors with respect to a Transaction. In addition, the Company acknowledges and agrees that Solutia and its Representatives may engage in discussions and negotiations to evaluate, consummate and/or finance the Transaction. Nothing in this Paragraph 7 shall limit the right of Solutia or any of its subsidiaries from disposing of or voting any shares of Company Common Stock that it may hold at any time. In addition, the provisions set forth in this Paragraph 7 shall terminate and no longer be of further force and effect upon the first to occur of any of the foregoing: (1) any person or group makes an offer to tender or exchange for the outstanding shares of Company Common Stock; (2) the Company or any of its subsidiaries enters into or announces any definitive business combination agreement, (3) any person or group announces its intent to make, or the Company announces that it is soliciting from one or more persons or may enter into discussions with one or more persons regarding, or invites any other person or group to make a proposal providing for, the acquisition by any person or group of a majority of the Company’s assets or securities (by merger, tender offer or otherwise) or any other transaction or series of related transactions, or (4) Southwall breaches its obligations under Paragraph 6 of this letter.

In addition, upon Southwall’s countersignature to this letter and delivery thereof in accordance with the first paragraph of Paragraph 10, except with the consent of the Company, in consideration of further information being furnished to Solutia, Solutia agrees that for a period of one year from the date of Southwall’s countersignature to this letter and delivery thereof, without Southwall’s prior written consent, neither Solutia nor its subsidiaries will solicit, directly or indirectly, to employ or employ any person who is now employed by Southwall or any of its subsidiaries, until such time as he or she ceases to have been employed by Southwall for at least two (2) months. The term “solicit to employ” shall not be deemed to include general solicitations of employment not specifically directed toward such employees of Southwall, and Solutia may hire any person responding to any such general solicitation.

8. Contacts

Solutia has engaged Moelis & Company as its financial advisor in connection with this Transaction. Solutia anticipates engaging other accounting, legal, tax and other consultants to supplement and assist Solutia’s transaction team. We welcome the opportunity to clarify any of the terms of our indicative offer or to answer any other questions that you may have during your review of our proposal. Please feel free to contact any of the members of our team listed below.

Solutia Inc.:
James M. Sullivan	D. John Srivisal
Executive Vice President and	Vice President - Transaction
Chief Financial Officer	Execution
(314) 674-7734 phone	(314) 674-5035 phone
(314) 674-2721 fax	(314) 674-2721 fax
jmsull@solutia.com	djsriv@solutia.com
575 Maryville Centre Drive	575 Maryville Centre Drive
St. Louis, MO 63141	St. Louis, MO 63141

Moelis & Company:
David Faris	John Collins
Managing Director	Managing Director
(212) 883-3850 phone	(212) 883-3540 phone
(917) 769-8779 mobile	(347) 882-4188 mobile
(212) 880-4260 fax	(212) 880-4260 fax
david.faris@moelis.com	john.collins@moelis.com
399 Park Avenue	399 Park Avenue
5th Floor	5th Floor
New York, NY 10022	New York, NY 10022

9. Non Binding Offer

Any entry by Solutia into a definitive agreement to consummate a transaction is subject to satisfactory completion of our confirmatory due diligence review of Southwall, the negotiation, execution and delivery of mutually satisfactory definitive documentation for the transaction and the satisfaction of the other requirements for execution and delivery of a definitive agreement providing for the transaction. It is understood that this Offer constitutes only a non-binding proposal with respect to a transaction and, other than the provisions of this letter contained in Paragraphs 6 and 7 and this Paragraph 9, which, upon Southwall’s countersignature to this letter and delivery thereof in accordance with the first paragraph of Paragraph 10, Solutia and Southwall intend to be legally binding, nothing contained in this letter or any communications or documentation relating to a proposed transaction exchanged between Solutia and Southwall or their respective Representatives shall create any legally binding agreements or obligations of any party referred to herein or therein until definitive documentation setting forth such legally binding terms has been negotiated, executed and delivered by Solutia and Southwall. This letter shall not constitute an obligation or commitment to enter into a definitive agreement. All obligations or commitments to proceed with the Transaction shall be contained only in a definitive agreement providing for the Transaction once executed and delivered by Solutia and Southwall.

The binding provisions of this letter shall be governed by and construed in accordance with the internal laws (as opposed to conflict of law provisions) of the State of Delaware. Southwall and Solutia hereby irrevocably and unconditionally consent to the sole and exclusive jurisdiction of, and waive any objection to the laying of venue in, the federal and state court sitting in New Castle County in the State of Delaware for any action, suit or proceeding arising out of or relating to this letter, and agree not to commence any action, suit or proceeding related thereto except in any such court. The federal and state courts sitting in New Castle County in the State of Delaware shall be the exclusive jurisdictions for the resolution of all disputes between the parties arising out of or related to this letter, the negotiations among the parties related hereto and the transactions contemplated by this letter.

Solutia is submitting this letter with the understanding that its identity as a potential buyer, its valuation, and the contents of this letter will be kept confidential and not communicated, discussed or referred to in any way to anyone other than senior management of Southwall and its respective financial and legal advisors, each of whom shall similarly treat this information as confidential. In any event, this letter is being delivered subject to the terms and conditions of the Disclosure Agreement and on the understanding that it is confidential information of Solutia.

10. Conclusion

We look forward to hearing from you with respect to this letter. Accordingly, this non-binding indication of interest and any binding provisions of this letter shall automatically expire and be of no further force and effect at 11:59 p.m., New York time, on the fourth (4th) business day following the date hereof unless you have countersigned and returned this letter to us prior to such time.

In conclusion, we continue to believe that Solutia is the ideal buyer of Southwall given its sharp focus and experience in the window and specialty film industry, substantial capital resources, seasoned management team, its professional deal team and competency to complete complex M&A transactions expeditiously. As a result, we believe Solutia will be able to provide substantial value to your stockholders. We are excited about the opportunity to work with you and the Company on this Transaction and are ready to begin the next phase of this process in earnest. We look forward to hearing back from you. In the meantime, if you have any questions or comments, please feel free to contact me directly.

* * *

If the foregoing is acceptable to you, please sign and date this letter on the appropriate space below and return an executed copy to my attention, whereupon the binding provisions of this letter as noted above shall become a binding agreement between the parties hereto.

Very truly yours,

SOLUTIA INC.

/s/ James M. Sullivan
James M. Sullivan
Solutia Inc.
Executive Vice President and Chief Financial Officer

Agreed and acknowledged as of the 28th day of June 2011:

SOUTHWALL TECHNOLOGIES INC.

By:	/s/ Dennis Capovilla

Name:	Dennis Capovilla
Title:	President & Chief Executive Officer

CC:

Jeffry N. Quinn, Chairman, President and Chief Executive Officer, Solutia Inc.

D. Michael Donnelly, President and General Manager, Performance Films, Solutia Inc.

Nadim Z. Qureshi, Vice President, Corporate Strategy & Development, Solutia Inc.

D. John Srivisal, Vice President, Transaction Execution, Solutia Inc.

David Faris, Managing Director, Moelis & Company

John Collins, Managing Director, Moelis & Company